Exhibit (d)(i)

Dated 1st December 2008
Sierra Wireless
and
Wavecom
Memorandum of understanding

This memorandum of understanding is made on 1st December 2008 (the “Agreement”),

BETWEEN:

(1) Sierra Wireless, Inc., a corporation organised under the Federal laws of Canada, with a share capital of USD324,406,000, whose registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X IL3, Canada, registered under corporation number 292543-5, represented by Jason Cohenour, duly empowered for the purpose thereof, (the “Purchaser”);

On the one hand

AND

(2) Wavecom, a société anonyme with a share capital of €15,796,591, organised under French law, whose registered office is at 3, esplanade du Foncet, 92442 Issy Les Moulineaux, registered under number 391 838 042 RCS Nanterre, represented by Ronald Black, duly empowered for the purpose thereof (the “Company”);

On the other hand

Each a “Party” and together the “Parties”,

WHEREAS:

(A) On 6 October, 2008, Gemalto filed an unsolicited offer on the Company’s shares with the French Autorité des marchés financiers (“AMF”) and subsequently filed a separate offer in the United States (the “US”). The AMF approved Gemalto’s offer on 24 October 2008. Gemalto’s offer has been opened in France since 28 October 2008 and should be closed on December 15, 2008.

(B) On 7 October 2008, 9 October 2008 and 29 October 2008, the board of directors of the Company (the “Company Board”) decided unanimously that Gemalto’s unsolicited offer was not in the best interest of the Company, its shareholders, its security holders and its employees. The Company Board recommended that the Company security holders do not tender any of their securities to Gemalto’s offers. On 7 October 2008, Sierra Wireless contacted Wavecom to discuss Gemalto’s offer and the potential for a friendly acquisition of Wavecom by Sierra Wireless.

(C) The Purchaser, either directly or through a direct or indirect wholly owned subsidiary to be identified in accordance with Section 9.1, is seeking to acquire for cash all (i) the outstanding ordinary shares of the Company (the “Shares”), including the Shares represented by American Depositary Shares (the “ADSs”), and the Shares issuable upon exercise of share options or founders’ warrants (bons de créateur d’entreprise or BCE (the “Founders’ Warrants”) or warrants (bons de souscription d’actions or BSA (the “Warrants”) and upon conversion or exchange of the bonds with a conversion and/or exchange option for newly issued or existing shares (the “OCEANEs”), (ii) the ADSs, and (iii) the OCEANEs (the Shares, the ADSs and the OCEANEs being collectively referred to as the “Securities”), through public tender offers in France and in the United States (as such offers may be amended from time to time hereafter the “Offers”), which will constitute a competing offer to the French and US unsolicited offers launched by Gemalto.

(D) In the offer made in France, the Purchaser is seeking to acquire all Securities (other than ADSs and Shares represented by ADSs) held by (a) holders who are located in France and (b) holders who are located outside of France and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer (the “French Offer”).

(E) In the offer made in the United States, the Purchaser is seeking to acquire all Securities (other than Shares represented by ADSs) held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act (as hereinafter defined)) and all outstanding ADSs, wherever the holder is located (the “US Offer”).

(F) Pursuant to the terms of the Offers, the Purchaser will offer (a) (i) for each Share (other than Shares represented by ADSs) validly tendered and not withdrawn €8.50 in cash, without interest (the “Share Price”) and (ii) for each ADS (each ADS representing one Share) validly tendered and not withdrawn an amount in US dollars equal to the Share Price (as further described in the US Offer Documents (as defined below), without interest, and (b) for each OCEANE validly tendered and not withdrawn €31.93 in cash plus unpaid accrued interests (the “OCEANE Price”, and together with the Share Price, the “Offer Prices”), on the terms and subject to the conditions set forth in this Agreement.

(G) On the date of this Agreement, based amongst others on the information provided by Purchaser including, in particular, the draft French Offer Prospectus (as defined in Section 3.2 below), the Company Board has unanimously (i) determined that the acquisition of the Company by the Purchaser, or an affiliate thereof, through the Offers is in the best interests of the Company, its employees, and, subject to consideration of a fairness opinion, its shareholders and other holders of Securities (the “Initial Company Board Recommendation”), (ii) decided, in compliance with article 261-1 I 2° and 5° of the Règlement général of the AMF (the “AMF General Regulation”), to appoint Ricol Lasteyrie & Associés as independent expert (the “Independent Expert”) to produce a fairness opinion regarding the terms of the French Offer and with a view to a possible subsequent squeeze-out (retrait obligatoire) pursuant to article 237.16.I.1° of the AMF General Regulation (the “Fairness Opinion”), (iii) decided that, upon receipt of the Fairness Opinion and subject to the findings and conclusions of such Fairness Opinion, it would decide upon a final recommendation to all holders of Securities to tender such Securities to the Offers, (iv) decided to adjourn the shareholders’ meeting of the Company to be held on 8 December 2008, called on 21 November 2008, and (v) decided to authorize the chief executive officer to enter into this Agreement on behalf of the Company.

(H) The Purchaser and the Company desire to make certain agreements in connection with the Offers and also to prescribe various conditions to the Offers.

IT IS AGREED AS FOLLOWS:

1  Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1  Definitions

“Affiliate” means, in respect of any Person, a Person which is controlled by that first company or which controls that first company or which is controlled by the person controlling the first company;

“Business Day” means any day on which both the NYSE-Euronext in France and the NASDAQ in the US are open for trading, which shall not be a Saturday, a Sunday, a legal holiday or other day on which banking institutions are authorized or obligated by Law to close in France or in the US;

“Company Subsidiaries” means each of the Company’s subsidiaries;

“Control” shall have the meaning ascribed to it in article L. 233-3 of the French commercial code (Code de commerce).

“Exchange Act” means US Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder;

“Governmental Entity” means any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic, foreign or supranational;

“HSR Act” means the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Law” means a statute, law (including common law), ordinance, rule, legislation or regulation;

“Person” means an individual, corporation, partnership, joint venture, association, trust, limited liability company, Governmental Entity, unincorporated organization or other entity, including any such entity or entities deemed to be a “person” pursuant to section 13(d) of the Exchange Act;

“SEC” means the US Securities and Exchange Commission;

“Subsidiary” of any person means another person of which 50% or more of any class of capital stock, voting securities, other voting ownership or voting partnership interests (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first person;

“Superior Proposal” means a Takeover Proposal which is a good faith unsolicited, fully financed and substantiated offer made in writing by a third party to purchase or otherwise acquire by any means at least a majority of the Shares or all or substantially all the assets of the Company and the Company Subsidiaries taken as a whole, that the board of directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favourable to the Company, its employees, its Shareholders and other Securities holders than the transaction contemplated by the Purchaser (after taking into account any revisions to the terms of the transaction contemplated by this Agreement in response to the proposal made by the third party and the time likely to be required to consummate such proposal);

“Takeover Proposal” means any offer or proposal or indication of interest in making an offer or proposal from any Person (other than the Purchaser) that relates to, or that could reasonably be expected to lead to, any direct or indirect acquisition, in one or a series of related transactions, including, without limitation, by way of any merger, consolidation, amalgamation, tender offer, exchange offer, stock purchase, asset purchase, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or any other type of transaction, of (a) assets or businesses that constitute or represent 15% or more of the total revenue or operating income or EBITDA or assets of the Company and its subsidiaries, taken as a whole, for the fiscal year ended 31 December 2007, or (b) 15% or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, the Company or any class of capital stock of, or other equity or voting interests in, any of the Company or the Company Subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (a) above, in each case other than the Offers; and

“Treasury Shares” means Shares held, from time to time, by the Company or any member of Company’s group;

2  Principles of Construction

2.1  The Schedules form part of this Agreement and any reference to this Agreement shall include the Schedules.

2.2  The meanings of the defined terms are applicable to both the singular and plural forms thereof.

2.3  The headings used in this Agreement have been adopted by the parties for ease of reference only and the parties declare that these headings are not to be comprised in this Agreement and shall not in any event influence the meaning or interpretation of this Agreement.

2.4  When calculating the period of time within which or following which any act is to be done or step taken, the rules described in articles 640 to 642 of the Nouveau Code de Procédure Civile shall be applied.

2.5  Reference to a “company” shall include any company, corporation or other body corporate wherever and however incorporated (including a Groupement d’Intérêts Economiques).

2.6  A company is a “subsidiary” of another company (its “holding company”) if that other company controls it.

3  UNDERTAKINGS OF THE PURCHASER

3.1  Key terms of the Offers

The French Offer shall be subject to the AMF General Regulation. The key terms and conditions of the Offers are set forth in Schedule 1 (any or all of which such conditions may be waived by the Purchaser, subject to applicable laws and regulations). For the avoidance of doubt, the Purchaser shall have the right to amend the key terms of the Offers once filed with the AMF only with the prior written approval of the Company.

3.2  French Offer

Subject to the terms and conditions of this Agreement, the Purchaser shall instruct Lazard Frères Banque, in its capacity as presenting bank (établissement présentateur) of the French Offer, to file the French Offer together with the draft tender offer prospectus (projet de note d’information or draft “French Offer Prospectus”) substantially in the form presented to the Company Board with the AMF on the next Business Day following the date hereof. For the avoidance of doubt, the Purchaser shall have the right to amend the terms of the draft French Offer Prospectus (other than the key terms set forth in Schedule 1) once filed with the AMF (i) to the extent required to reflect comments from the AMF and/or the SEC, as the case may be, subject to prior consultation with the Company and (ii) in other cases provided that such amendments shall not make the Offers substantially less favourable to the Company, its employees, its Shareholders and other Securities holders and subject to prior consultation with the Company.

3.3  US Offer

On the date of opening (ouverture) of the French Offer, the Purchaser shall also commence the US Offer, in accordance with the Exchange Act, and the Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO-T with respect to the US Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO-T and the documents included therein pursuant to which the US Offer will be made, together with any supplements or amendments thereto, the “US Offer Documents”). For the avoidance of doubt, the Purchaser shall have the right to amend the terms of the US Offer Documents to reflect any changes made to the draft French Offer Prospectus and any comments from the AMF and/or the SEC subject to the same limitations as set out in Section 3.2 above.

3.4	Liquidity mechanism in relation to the Company’s share options, bonus shares, Founders’ Warrants and Warrants

If the Offers are successful and (i) upon implementation of a squeeze-out relating to the Shares or (ii) if the trading of the Company’s Securities is otherwise substantially reduced, the Purchaser and the Company agree that the Purchaser or any of its Subsidiaries will offer the benefit of a liquidity mechanism in relation to the Company’s share options, bonus shares, Founders’ Warrants and Warrants (to the extent the corresponding Shares cannot be tendered to the Offers).

3.5  Company Board

As promptly as practicable upon the settlement and delivery (règlement-livraison) of the Offers, the Company Board shall be restructured so that all members thereof are designated by the Purchaser. Any appropriate actions will be taken as promptly as practicable to that effect.

4  UNDERTAKINGS OF THE COMPANY

4.1  Fairness Opinion — Company Board Recommendation

Upon receipt of the Fairness Opinion stating that the Offer Prices are fair to the holders of Securities from a financial point of view (a “Favourable Fairness Opinion”), the Company Board shall confirm that the Offers are in the interest of the Company, its employees, its shareholders and holders of Securities and shall recommend that all holders of Securities tender such Securities to the Offers (the “Company Board Recommendation”), which Company Board Recommendation shall be included in the documentation for the Offers.

4.2  French Offer

In accordance with applicable Law, the Company shall undertake all necessary information procedures with the Company’s workers’ councils with respect to the Offers.

The Company shall file the draft target prospectus (projet de note en réponse or draft “French Company Prospectus”) as soon as practicable and in any event within two days of receipt of the Fairness Opinion.

4.3  US Offer

On the date the US Offer Documents are filed with the SEC, the Company shall file with the SEC a recommendation or solicitation statement on Schedule 14D-9 with respect to the US Offer, including to the extent required an appropriate information statement (US Information Statement) under Exchange Act Rule 14f-1 (such Schedule 14D-9 and US Information Statement, as amended or supplemented from time to time, the “Schedule 14D-9”) containing the Company Board Recommendation and shall deliver the Schedule 14D-9 to all holders of Securities included in the US Offer in the manner prescribed by the Exchange Act.

4.4  Treasury Shares

The Company shall, and cause its affiliates, (i) not to tender to the French Offer, any of the Treasury Shares it or such affiliates hold and will come to hold from the date hereof to the closing of the French Offer or the closing of its re-opening period and (ii) not to transfer any of the Treasury Shares (through sale on the market or otherwise) to any third party except to beneficiaries in accordance with the terms and conditions of the existing bonus share plan (plan d’attribution gratuite d’actions), and to that effect, shall put the Treasury Shares under escrow with a financial institution of international standing and reputation, until termination of this Agreement pursuant to Section 8 below.

As a result of the undertaking of the Company not to tender the Treasury Shares detailed above in this Section, the Parties agree that the Offers will not target any Treasury Shares.

4.5  Non solicitation

For the Term of this Agreement, the Company shall, and cause the Company Subsidiaries, its and their directors, officers, managers, Affiliates, employees, investment bankers, attorneys, accountants, other advisors, agent or representatives (the “Representatives”):

(i) not to, directly or indirectly, (i) solicit, initiate or encourage, or take any action to facilitate, any Takeover Proposal or any inquiries reasonably likely to result in the making of any Takeover Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations with a third party regarding, or furnish to any third party any information, or take any other action to facilitate any inquiries with respect to, or otherwise cooperate in any way with, any Takeover Proposal;

(ii) immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, and cause all materials and written information communicated by the Company or its advisors and agents to such Person to be returned to the Company or destroyed;

(iii) to notify the Purchaser of the receipt by it, from the date of execution hereof, of each and any Takeover Proposal or of any contact reasonably likely to lead to a Takeover Proposal including the full details thereof (and any subsequent amendment thereof) and the identity of the persons involved, promptly and in any event within 24 hours of such receipt or contact, unless the Company is bound to keep such information confidential pursuant to a confidentiality agreement entered into prior to the date of execution hereof, provided that the Company shall notify the Person making the Takeover Proposal of the provisions of Section 4.5 (i) and (ii) above; and

(iv) to keep the Purchaser reasonably and regularly informed of the status of any such Takeover Proposal or contact, including the material details thereof,

provided, however, that nothing contained in this Section or elsewhere in this Agreement shall (i) prohibit the Company or the Company Board from complying with applicable laws and regulations (including in respect of their fiduciary duties), or (ii) prevent discussions or negotiations with a third party who files with the AMF a Superior Proposal for the Company’s securities.

4.6  Right to match

The Company covenants that it will not accept, approve, recommend or enter into any agreement, in respect of a Takeover Proposal (and shall not make nor allow any public communication about such Takeover Proposal), unless:

(i) the Takeover Proposal is a Superior Proposal;

(ii) the Company has provided to the Purchaser a copy of the Takeover Proposal or the full details thereof (and any subsequent amendment thereof) and the identity of the persons involved, which information Purchaser shall keep strictly confidential; and

(iii) a period (the “Response Period”) of five Business Days shall have elapsed from the date that is the latest of (i) the date on which the Purchaser received written notice from the Company that the Company Board determined, subject only to compliance with this Section 4.6, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal, and (ii) the date the Purchaser received a copy of the Superior Proposal, provided, for the avoidance of doubt, that, notwithstanding Section 4.5 above, in the event of receipt of any such Takeover Proposal, the Company and its Representatives shall be allowed to provide information to, and participate in discussions and negotiations with the person having made such Takeover Proposal, provided such person has signed a confidentiality agreement with the Company on terms not less restrictive (including standstill provisions) on the other party than the confidentiality agreement signed on October 24, 2008 between the Company and the Purchaser, and provided that all information which is provided to the third party is simultaneously provided to the Purchaser.

During the Response Period, the Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement and/or of the Offers and the Company shall, and shall cause its advisors to, negotiate in good faith with the Purchaser to make such adjustments to the terms and conditions of this Agreement and/or the Offers as would enable the Company to proceed with this Agreement and the Offers as amended, rather than the Superior Proposal.

If during the Response Period, the Purchaser submits a proposal to amend the terms of this Agreement, including an increase in, or modification of, the Offer Prices, the Company Board shall review and determine whether the Takeover Proposal to which the Purchaser is responding would be a Superior Proposal when assessed against this Agreement and/or the Offers as they are proposed by the Purchaser to be amended. If the Company Board does not so determine, the Company Board, subject to Purchaser and Company entering into an amendment to this Agreement, will promptly reaffirm that the Offers, as revised, are in the best interests of the Company, its employees and its shareholders and other holders of Securities by confirming its Initial Company Board Recommendation or its Company Board Recommendation. If the Company Board does so determine, the Company may approve and recommend that holders of Securities accept such Superior Takeover Proposal and may terminate this Agreement pursuant to Section 8.1 to proceed with the Superior Proposal, provided that such termination shall only be effective if such Superior Proposal, to the extent it is a tender offer, is filed with the AMF and cleared (déclaré conforme) by the AMF.

4.7  Other undertakings

From the date hereof until the earlier of (i) immediately before redemption by the Company and payment for the OCEANEs of the holders who required such early redemption as contemplated pursuant to Section 4.8 below or (ii) announcement of the results of the Offers by the AMF (if the Offers are not successful), the Company shall, and shall cause its Subsidiaries to:

(i) operate its business in the ordinary course consistent with past practice (and in particular not change existing employment agreements and not pay bonuses inconsistent with past practice) and take all commercially reasonable steps available to it to preserve the goodwill of its business, its financial capacities and the relationships with employees and business partners, provided that (i) any plan, action or decision made public as of the date hereof or resulting from any such plan, action or decision (including, in particular, the implementation of the current reorganization), and (ii) the payment of the one-year special bonus to the Company’s CEO decided by the Company Board on 17 June 2008 upon completion of the Offers and the grant of reasonable bonuses (not exceeding an aggregate gross amount of €350,000) to the employees most involved in the takeover process shall be deemed in the ordinary course;

(ii) not to (i) declare, authorize, make or pay a dividend (in cash or in kind) or interim dividend or other distribution of a similar nature (such as distribution of the additional paid-in capital (compte primes d’émission) or of reserves) or any repurchase, redemption or other reduction of capital, (ii) except for trade payables incurred in the ordinary course of business consistent with past practice, incur or modify any indebtedness or guarantee or otherwise become liable for the obligations of any other person, (iii) make capital expenditures (including acquisitions of businesses or shares in any entity) or incur any debt in excess in each case of €5,000,000 in the aggregate, (iv) amend its articles of association, (v) make, agree to make or decide upon any change to the capital structure of Company (including by way of redemption, reduction or increase), any issuance of shares or securities (including defensive warrants pursuant to section L.233-32 of the French Code de commerce) or any grant of share options or bonus shares (other than any issuance of Shares upon exercise of share options or Founders’ Warrants or Warrants or share options or upon conversion or exchange of OCEANEs or upon vesting of bonus shares) or the terms of its existing securities and (vi) implement double voting rights with respect to the Shares;

(iii) maintain its cash (or cash equivalents) in an amount not to be less than €110,000,000;

(iv) maintain a minimum cash balance of €30,000,000, after giving effect to the completion of the Offers and the redemption of the OCEANEs as contemplated pursuant to Section 4.8 below;

(v) not take or agree to take any decision or measure which (i) may frustrate the Offers or lead to the withdrawal of the French Offer under Article 232-11 of the AMF Regulations or (ii) may lead to the consummation of a Takeover Proposal (other than a Superior Proposal consummated in compliance with the provisions of Sections 4.5 and 4.6 above);

(vi) fully cooperate with the Independent Expert in order to allow him to establish the Fairness Opinion; and

(vii) promptly furnish to the Purchaser all information concerning the Company requested by the Purchaser to be included in the French Offer Prospectus and the US Offer Documents and in any correspondence between the Purchaser and the AMF and the SEC (including any SEC “no action” letters) in respect of the French Offer and the US Offer respectively.

4.8  OCEANEs

If the Offers are successful and as soon as practicable upon the announcement of the results of the successful Offers by the AMF, the Company undertakes to promptly implement the steps contemplated under paragraph 4.9.4.2 of the prospectus (note d’opération) relating to the issuance OCEANEs, which has been approved by the AMF on 5 July 2007 under the visa n°07-242 and in particular make an announcement within three days of the settlement and delivery of the Offers (i) in the Bulletin des Annonces Légales Obligatoires (BALO), (ii) in a national financial newspaper and (iii) at NYSE-Euronext informing the OCEANEs holders of the change of control of the Company and specify a period not exceeding 30 days during which such OCEANEs holders may require the early cash redemption of their OCEANEs (the “Redemption Request Period”). The Company shall redeem and pay for the OCEANEs of the holders who required such early redemption no later than 5 Business Days after expiry of the Redemption Request Period.

4.9  Change of control

The Company undertakes to use its commercially reasonable efforts (not including the payment of additional consideration) to obtain, prior to announcement of the results of the Offers by the AMF, consents by third parties under change of control clauses in the contracts entered into by the Company where it is necessary to avoid disruption or prejudice to the business of the Company as a result of the change of control of the Company in connection with the Offers.

4.10  Litigation

To the extent permitted by applicable Law, the Company shall give the Purchaser the opportunity to consult with the Company with respect to any litigation commenced prior to, on or after the date hereof against the Company or any of its directors or executive officers by any shareholder of the Company relating to this Agreement or the Offers, and shall not settle or offer to settle any such litigation without the prior written consent of Purchaser (not to be unreasonably withheld or delayed).

4.11  Shareholders meeting

The Company Board has decided on the date hereof to adjourn the shareholders’ meeting called to be held on 8 December 2008 until the earlier of (i) the date when the French Offer is held not compliant (non-conforme), as the case may be, (ii) the filing of a competing offer by any third party declared compliant (conforme) by the AMF, (iii) the withdrawal of the Offers, and (iv) 30 days following the publication of settlement and delivery of the Offer (règlement-livraison). The Company undertakes to effect the publication no later than on Friday 5 December 2008 of the adjournment notice attached hereto in Schedule 3 in the Bulletin des Annonces Légales Obligatoires (BALO), in a Journal d’Annonces Légales and in a daily financial newspaper to that effect.

It is expressly agreed by the Company that the adjournment of the shareholders’ meeting referred to this Section is an essential condition for the Purchaser, who would otherwise not have entered into this Agreement with the Company.

The Purchaser also expressly agrees with the terms of the first draft resolution of the agenda of the above mentioned shareholders’ meeting and accordingly agrees to present and vote in favour of a resolution substantially similar to such draft resolution at a Company’s shareholders’ meeting to be convened after completion of the Offers, and, as the case may be, procure that the Company Board (once restructured pursuant to Section 3.5 above) will approve a resolution necessary to that effect, to the extent in each case that the Offers are successful and provided that any such actions can be implemented in compliance with French law as in force and effect at the time of their implementation.

4.12  Other confidentiality agreement, standstill or similar arrangements

The Company shall use its reasonable best efforts to ensure that, from the date of execution hereof, all confidentiality agreement, standstill or other similar arrangements to which it is a party be fully complied with by all the relevant parties thereto, and by their relevant representatives.

5  Representations and warranties

The Company represents and warrants that:

(i) the Securities, the Founders’ Warrants and the Warrants have been duly and validly issued or granted and the Securities are fully paid up.

(ii) the Company and the Company Subsidiaries do not carry out any activities as a result of which (i) a filing with the French Ministry of Economy for prior authorization pursuant to article L.151-3 of the French Financial and Monetary Code relating to foreign investment control, or (ii) as far as the Company is aware, after due and careful inquiry, a prior approval from a Governmental Entity (other than the AMF, the SEC and any competent antitrust authorities) prior to closing of the Offers would be required to implement the Offers and the transactions contemplated in this Agreement;

(iii) The Company is not prohibited by contract or otherwise from redeeming the OCEANEs upon the occurrence of a change of control of the Company; and

(iv) as far as the Company is aware, after due and careful inquiry, the Company and the Company Subsidiaries do not provide products or technologies having military, police or other national security applications to the US Government.

No investigation by or on behalf of the Purchase prior to the date of this Agreement shall mitigate, diminish or affect the representations and warranties made by the Purchaser pursuant to this Agreement.

6  Break-Up Fee

6.1 The Company shall pay to the Purchaser a break-up fee of €3,270,000, in order to compensate the Purchaser for a fraction of its costs, if:

(i) the Company Board withdraws or modifies the Initial Company Board Recommendation or the Company Board Recommendation or does not issue the Company Board Recommendation (as contemplated in Section 4.1);

(ii) The Company recommends a tender offer or a Takeover Proposal from a third party and/or enters into an agreement with respect to a Takeover Proposal; or

(iii) the French Offer is withdrawn pursuant to article 232-11 of the AMF General Regulation; or

(iv) the AMF announces that the results of a competing offer for the Company’s securities made by a third party is successful or another Takeover Proposal is consummated in breach of this Agreement.

For the avoidance of doubt, no Break-Up Fee shall be payable in the event (i) the French Offer is held not compliant (non conforme) by the AMF for reasons other than resulting from a breach, by the Company of this Agreement, in particular the provisions of Section 7.1 below or (ii) Purchaser amends the terms and conditions of the Offers in a way which significantly and detrimentally affects the interests of the Company, the Shareholders or the employees of the Company.

Also for the avoidance of doubt, the Break-Up Fee may only be paid once.

6.2 The payment of such Break-Up Fee shall occur within five (5) calendar days of the date on which the event having triggered it shall have occurred. The Company acknowledges that the provisions contained in this Section 6 are an integral part of the Offers and that, without these provisions, the Purchaser would not have entered into this Agreement.

6.3 The payment of the Break-Up Fee shall be without prejudice of any other rights of the Parties hereunder.

7  COOPERATION BETWEEN THE PARTIES

7.1 The Parties undertake to cooperate for the purpose of completing the Offers and the acquisition of the Company by the Purchaser (or an affiliate thereof) described in this Agreement. In particular, the Purchaser and the Company shall cooperate with each other to fulfil all applicable requirements of the AMF, the SEC, Nasdaq and NYSE-Euronext to respond to comments from any of the foregoing, to make such amendments and supplements to filings as may be required. Without limiting the foregoing, to the extent not prohibited by applicable Law, the Company shall furnish to the Purchaser such information and assistance (including updated lists of security holders, security position listings and computer files) as Purchaser may reasonably request in structuring the Offers, communicating the Offers to the holders of Securities or otherwise.

7.2 For the purposes of completing the Offers, the Parties also undertake to cooperate and promptly inform each other with respect to issuing all notifications, making any requests and obtaining all necessary approvals and authorizations under all laws and regulations of any relevant jurisdictions and each of the Parties shall, provided that it does not have adverse consequences for such Party or any member of its group (i) use commercially reasonable efforts to obtain, as soon as practicable after the date of this Agreement, all necessary no-action letters, approvals and authorizations from governmental entities, including the US Department of Justice and any other local antitrust authority and (ii) take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity.

7.3 Each Party shall promptly notify the other Party: (i) if and to the extent it becomes aware that any information supplied by it or included in filings with the AMF in respect of the French Offer or with the SEC in respect of the US Offer shall have become false or misleading in any material respect; and (ii) upon the receipt of any comments from the AMF or the SEC or any request from the AMF or the SEC for amendments or supplements to filings, in each case, in respect of the French Offer or the US Offer.

8  TERMINATION

8.1  Term

8.1.1 Save for Sections 1, 2, 6 and 9, this Agreement shall terminate on the earlier of:

(i) the date when the French Offer is held not compliant (non-conforme), as the case may be;

(ii) the date of announcement of the results of the Offers by the AMF if the Offers are not successful;

(iii) by mutual written consent of Purchaser and the Company;

(iv) a written notice by either Purchaser or the Company to the other Party, if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offers and such order, decree, ruling or other action shall have become final and non-appealable; or

(v) a written notice of the Company to the Purchaser, if the Company Board determines that a Takeover Proposal qualifies as a Superior Takeover Proposal within the meaning of Section 4.6 above, provided that such termination shall only be effective if (i) the Superior Proposal, to the extent it is a tender offer, is filed with the AMF and cleared (déclaré conforme) by the AMF and (ii) the Company has effectively paid the Break-Up Fee to the Purchaser under Section 6 above.

8.1.2 In addition, the Purchaser shall be entitled to terminate this Agreement (save for Sections 1, 2, 6 and 9) if:

(i) the Purchaser withdraws the French Offer pursuant to article 232-11 of the AMF General Regulation; or

(ii) the Company Board withdraws or modifies the Initial Company Board Recommendation or the Company Board Recommendation and/or recommends a tender offer or a Takeover Proposal from a third party.

8.2  Effect of Termination

In the event of termination of this Agreement by either the Company and/or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect (save as contemplated in Section 8.1.1(iv)), without any liability or obligation on the part of Purchaser or the Company, other than Sections 1, 2, 6 and 9 and this Section 8.2; provided, however, that no such termination shall relieve any Party hereto from any liability or damages resulting from a wilful breach by such Party of any of its undertakings set forth in this Agreement, and all rights and remedies of such non-breaching party under this Agreement in the case of any such breach shall be preserved. The confidentiality agreement (the “Confidentiality Agreement”) between the Parties dated 24 October 2008 shall survive any termination of this Agreement and shall apply to all information and material delivered by any party hereunder, in each case in accordance with its terms.

9  GENERAL PROVISIONS

9.1  Successors and Assigns

This Agreement is personal to the Parties thereto. Accordingly, neither the Purchaser nor the Company may, without the prior written consent of the other Party, assign the benefit of all or any of their obligations under this Agreement, nor any benefit arising under or out of this Agreement except that the Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly-owned subsidiary of the Purchaser (including designating any such entity to act as Purchaser hereunder), but no such assignment shall relieve the Purchaser of any of its obligations under this Agreement if its transferee does not perform such obligations. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and assigns.

9.2  Variation etc.

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties to this Agreement.

9.3  Costs

The Purchaser shall bear all investment banking advisory, legal, accountancy and other costs and expenses incurred by it in connection with this Agreement. The Company shall bear all such costs and expenses incurred by it.

9.4  Communication and announcement

Promptly following the execution of this Agreement, the Company and Purchaser shall jointly issue a press release substantially in the form of Schedule 2 (the “Public Announcement”).

The Purchaser and the Company shall, to the extent reasonably practicable, consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Offers and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, by court process, by obligations pursuant to any listing agreement or market rules of any national securities exchange on which such Party’s shares are traded.

The Parties agree that executives from both Parties will participate in media presentations, analysts presentations and road-shows to explain the Offers.

9.5  Whole Agreement

This Agreement and the other agreements entered into on or subsequent to the date hereof contain the whole agreement between the parties relating to their subject matter to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement to the exception of the Confidentiality Agreement.

9.6  Notices

Any notice or other communication requiring to be given or served under or in connection with this Agreement shall be in writing and shall be sufficiently given or served if delivered or sent:

In the case of the Purchaser, to Sierra Wireless at:

Suite 2600,
Three Bentall Centre,
595 Burrard Street,
P.O. Box 49314,
Vancouver,
British Columbia,
V7X IL3,
Canada

Attention: Dave McLennan

In the case of the Company to, Wavecom at:

3, esplanade du Foncet,
92442 Issy Les Moulineaux
France

Attention: Ronald Black

Any such notice or other communication shall be delivered by hand or sent by courier or fax. If sent by courier or fax, such notice or communication shall conclusively be deemed to have been given or served on the Business Day following the time of despatch. Any fax shall, in addition, be sent by post the day on which it is sent but this shall not alter the time it is deemed served pursuant to this Clause.

The Purchaser and the Company may by notice to the other and in accordance with the above-mentioned provisions of Clause 9.6 specify from time to time a different address for notice within France or Canada upon 10 Business Days notice.

9.7  Severability

If any term or provision of this Agreement is held to be illegal or unenforceable, in whole or in part, under any enactment or rule of Law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected. Furthermore, in lieu of such invalid illegal or unenforceable provision, the parties shall add as part of this Agreement a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be valid, legal and enforceable.

9.8  Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with French law.

Any dispute relating to its validity, interpretation or execution shall be submitted to the exclusive jurisdiction of the Tribunal de Commerce de Paris.

Executed in Paris on 1st December 2008, in two original copies

/s/  Jason Cohenour
Sierra Wireless, Inc.
Represented by: Jason Cohenour

Title:	Chief Executive Officer

/s/  Ronald Black
Wavecom
Represented by: Ronald Black
Title: Directeur Général

SCHEDULE 1

KEY TERMS OF THE OFFERS

Share Price	€8.50
OCEANE Price	€31.93 (plus unpaid accrued interest)
Minimum tender condition	50% + 1 voting right of the Company’s voting rights i.e. number of shares tendered to the Offers/(number of outstanding shares on closing of the Offer — number of Treasury Shares)